June 5, 1998


        TO:      Carlyle Real Estate Limited Partnership - VII Limited Partners


        SUBJECT:        OFFER TO PURCHASE INTERESTS AT $20 PER UNIT
                                  ---------



Dear Fellow Limited Partner:


         As described in the enclosed Offer to Purchase and related Letter of Transmittal (the "Offer"), Accelerated High Yield Institutional Fund I, L.P., MacKenzie Fund VI, Ltd., MacKenzie Specified Income Fund, L.P., MP Income Fund 13, LLC, JDF & Associates, LLC, Moraga Gold, LLC and Steven Gold (together the "Purchasers") are offering to purchase any and all Limited Partnership Units in Carlyle Real Estate Limited Partnership VII for

                               $20 CASH PER UNIT.


         The Offer will provide you with an opportunity to liquidate all, or a portion of, your investment in Carlyle Real Estate Limited Partnership VII without the usual transaction costs associated with market sales or partnership transfer fees. The Purchasers and their affiliates currently own or control 1.74% of the outstanding Units.

         After carefully reading the enclosed Offer, if you elect to tender your Units, mail (using the enclosed pre-addressed, postage paid envelope) or telecopy a duly completed and executed copy of the light blue Letter of Transmittal and Change of Address forms, and any other documents required by the Letter of Transmittal, to the Depositary for the Offer at:

                           MacKenzie Patterson, Inc.,
                               1640 School Street
                            Moraga, California 94556

                            Telecopy: (925) 631-9119

         If you have any questions or need assistance, please call the Depository at 800-854-8357.


               This Offer expires (unless extended) June 30, 1998






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                                 Exhibit (a)(5)